Contact

www.linkedin.com/in/yuri-
eidelman-6897b12a (LinkedIn)

Languages

Russian (Native or Bilingual)

English (Native or Bilingual)

Yuri Eidelman

President at Acorn USA, Inc

Culver City, California, United States

Experience

Azure Printed Homes

Board Member

March 2022 - Present (3 years 3 months)

Los Angeles Metropolitan Area

Acorn USA, Inc

Owner & President

January 1999 - Present (26 years 5 months)

Beverly Hills, CA

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